SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2008

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100140

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement regarding renewal of continuing connected transactions, dated December 15, 2008.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any in the regulatory policies of the MIIT and other relevant government authorities in China; any decisions by the Chinese government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 16, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

SUMMARY
Reference is made to the Announcement, in which the Company has announced, among others, the renewal of certain continuing connected transactions of the Company. Such continuing connected transactions are governed by the Agreements the terms of which will expire on 31 December 2008.

The Board announces that the Agreements, which were entered into between the Company and China Telecommunications Corporation, have been renewed on 15 December 2008 for further terms of one year expiring on 31 December 2009. The annual caps applicable to the renewed Agreements are set out below.

As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purposes of Chapter 14A of the Hong Kong Listing Rules. As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the Agreements is, on an annual basis, above 0.1% but less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Agreements, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

INTRODUCTION

Reference is made to the Announcement, in which the Company announced, among others, the renewal of certain continuing connected transactions which are governed by the following agreements between the Company and China Telecommunications Corporation:

1.	Centralized Services Agreement;

2.	Property Leasing Framework Agreement;

3.	IT Services Framework Agreement; and

4.	Community Services Framework Agreement.

In addition to the above, the Supplies Procurement Services Framework Agreement was also renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008. Each of the percentage ratios (other than the profits ratio) calculated by reference to the estimated commission charges payable by the Group to China Telecommunications Corporation and/or its associates during the year ended 31 December 2008 was less than 0.1%. Accordingly, the renewal of the Supplies Procurement Services Framework was exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules and not disclosed in the Announcement.

The Agreements will expire on 31 December 2008.

The Board announces that the Agreements have been renewed in accordance with their respective provisions on 15 December 2008, invariably for further terms of one year to 31 December 2009.

CONNECTION BETWEEN THE PARTIES

The Agreements were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), holding 70.89% of the issued share capital of the Company, the transactions contemplated under the Agreements constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Hong Kong Listing Rules.

AGREEMENTS

Centralized Services Agreement

The Centralized Services Agreement relates to the provision of centralized services, such as the Company’s provision of business management services to customers of China Telecommunications Corporation, and the Company’s use of international telecommunications facilities and venues of China Telecommunications Corporation. The Centralized Services Agreement, renewed on 26 December 2007, has a term expiring on 31 December 2008, which can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

Pursuant to the Centralized Services Agreement (as amended by supplemental agreements dated 26 December 2007 and 31 March 2008), (i) the apportionment of the aggregate costs incurred for the provision of business management services is on a pro rata basis in accordance with the revenues generated by each party; (ii) the fee for the use of venues is negotiated and determined by the parties by reference to comparable market price and payment is made with reference to the actual apportioned used areas on the venues; (iii) the fee for the use of international telecommunications facilities of China Telecommunications Corporation is negotiated and determined by the parties by reference to comparable market price and apportioned on a pro rata basis in accordance with the volume of international calls handled by each party; and (iv) the fee for the use of international telecommunications facilities and services of Independent Third Parties is based on actual costs incurred and apportioned on a pro rata basis in accordance with the volume of international calls handled by each party. On 1 October 2008, the Company commenced its mobile telecommunications business. As a result, there will be an increased demand for business management services, venues and the use of international communications facilities. Such increase was not reflected in the transaction amount for the nine months ended 30 September 2008. Due to its expanded business scope, with reference to the budget of the Company for 2009, which has taken into account the mobile telecommunications business commenced by the Company on 1 October 2008, the annual cap for 2009 has been increased to RMB800 million.

The Centralized Services Agreement has been renewed in accordance with its provisions on 15 December 2008 for a further term of one year expiring on 31 December 2009.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement relates to the lease of properties by the Company (including its subsidiaries) to China Telecommunications Corporation (including its subsidiaries), and vice versa. The Property Leasing Framework Agreement, renewed on 26 December 2007, has a term expiring on 31 December 2008, which can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

The rental charges in respect of the properties which are subject to the Property Leasing Framework Agreement are determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of each party. The rental charges are subject to review every three years. With reference to the budget of the Company for 2009, which has taken into account the mobile telecommunications business commenced by the Company on 1 October 2008, the annual cap for 2009 has been set at RMB510 million.

The Property Leasing Framework Agreement has been renewed in accordance with its provisions on 15 December 2008 for a further term of one year expiring on 31 December 2009.

IT Services Framework Agreement

The IT Services Framework Agreement relates to the provision of certain information technology services, such as office automation and software adjustment, by China Telecommunications Corporation and/or its associates to certain subsidiaries of the Company. The IT Services Framework Agreement, renewed on 26 December 2007, has a term expiring on 31 December 2008, which can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

China Telecommunications Corporation and/or its associates have the right to participate in the bidding for the right to provide the Group with services under the IT Service Framework Agreement, and the charges payable are determined by reference to market rates as reflected by prices obtained through the tender process. Where the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as that offered by another bidder which is an Independent Third Party, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The IT Services Framework Agreement has been renewed in accordance with its provisions on 15 December 2008 for a further term of one year expiring on 31 December 2009. On 15 December 2008, the Company and China Telecommunications Corporation entered into a supplemental agreement to amend certain terms of the IT Services Framework Agreement to enable the provision of, among others, cross-provincial information technology services by the Group to China Telecommunications and/or its associates and vice versa. The Company will deepen its business transformation and expand its information and communication technology business. As a result, its demand for information technology services from China Telecommunications Corporation and/or its associates will greatly increase. With reference to the budget of the Company for 2009, which has taken into account the mobile telecommunications business commenced by the Company on 1 October 2008, the annual cap for 2009 has therefore been increased to RMB850 million.

Supplies Procurement Services Framework Agreement

The Supplies Procurement Services Framework Agreement relates to the provision of comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services, by China Telecommunications Corporation and/or its associates to the Group. The Supplies Procurement Services Framework Agreement, renewed on 26 December 2007, has a term expiring on 31 December 2008, which can be renewed for further periods of one year, unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

The commission charges payable for such services are calculated, at the maximum, at:

(1)	in respect of imported telecommunications supplies, 1% of the contract value; or

(2)	in respect of domestic telecommunications supplies and other domestic non-telecommunications materials, 3% of the contract value.

The Supplies Procurement Services Framework Agreement has been renewed in accordance with its provisions on 15 December 2008 for a further term of one year expiring on 31 December 2009. On 15 December 2008, the Company and China Telecommunications Corporation entered into a supplemental agreement (the “Supplemental Agreement”) to amend certain terms of the Supplies Procurement Services Framework Agreement to enable the provision of cross-provincial comprehensive procurement services by the Group to China Telecommunications and/or its associates and vice versa and to expand the scope of procurement services under the Supplies Procurement Services Framework Agreement to include (i) the import of telecommunications supplies and procurement of domestic telecommunications supplies and domestic non-telecommunications materials by China Telecommunications Corporation and/or its associates for the Group, including the provision of related agency services, sale of telecommunications supplies manufactured by China Telecommunications Corporation and/or its associates, resale of supplies purchased from Independent Third Parties, management of tenders, verification of technical specifications, storage, transportation and installation services; and (ii) the sale of telecommunications supplies manufactured by the Group and resale of supplies purchased from Independent Third Parties by the Group to China Telecommunications Corporation and/or its associates, including related agency services, storage, transportation and installation services. As a result, there was a significant increase in the type of services that may be provided by the parties pursuant to the Supplies Procurement Services Framework Agreement. Further, payments made may be in the form of commission charges or in the case of resale, the contract value of the relevant supplies. This is different from the previous pricing basis, according to which payments were only made in the form of commission charges as a percentage of the contract value. For the above reasons, the Company expects that there will be a significant increase in the transaction amounts for the year ending 31 December 2009. With reference to the budget of the Company for 2009, which has taken into account the mobile telecommunications business commenced by the Company on 1 October 2008, the annual caps have been increased to RMB3,300 million and RMB1,650 million for the amounts payable by the Group and China Telecommunications Corporation and/or its associates, respectively.

The Supplemental Agreement also adjusted the pricing basis for the provision of the procurement services under the Supplies Procurement Services Framework Agreement, which is as follows:

(1)	procurement services in respect of imported telecommunications supplies are provided at 1% of the contract value at the maximum;

(2)	procurement services in respect of domestic telecommunications supplies and other domestic non-telecommunications materials are provided at 3% of the contract value at the maximum;

(3)	other procurement services are provided at:

(i)	the government-prescribed prices;

(ii)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(iii)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(iv)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Community Services Framework Agreement

The Community Services Framework Agreement relates to the provision of cultural, educational, property management, vehicles services, health and medical services, hotel and conference services, community and sanitary services by China Telecommunications Corporation and/or its associates to the Group. The Community Services Framework Agreement, renewed on 26 December 2007, has a term expiring on 31 December 2008, which can be renewed for further periods of three years unless terminated by either party with at least three months’ advance written notification to the other party.

The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices;

(2)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by Independent Third Parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Community Services Framework Agreement has been renewed on 15 December 2008 for a further term of one year expiring on 31 December 2009. On 15 December 2008, the Company and China Telecommunications Corporation entered into a supplemental agreement to amend certain terms of the Community Services Framework Agreement to enable the provision of cross-provincial community services by China Telecommunications and/or its associates to the Group. Due to its expanded business scope, there was a significant increase in the number of sales outlets and operation centres operated by the Company. This has resulted in a greater demand for property management and other community services. With reference to the budget of the Company for 2009, which has taken into account the mobile telecommunications business commenced by the Company on 1 October 2008, the annual cap for 2009 has been increased to RMB2,900 million.

REASONS FOR THE TRANSACTIONS

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have set up specialized teams dedicated to serving the Group, and made proactive initiatives and technical preparations customized for the development of the Group, with a view to providing the Group with more systematic and efficient services.

ANNUAL CAPS

The maximum aggregate annual values for the year ending 31 December 2008 and 2009 (the “Annual Caps”), for each of the transactions contemplated under such agreements are set out below:

Agreements	Unaudited historical amount for the period from 1 January to 30 September 2008	Annual Caps for the year ending 31 December 2008	Annual Caps for the year ending 31 December 2009
Centralized Services Agreement	RMB280 million (equivalent to HKD310 million)	RMB500 million (equivalent to HKD560 million)	RMB800 million (equivalent to HKD900 million)

Property Leasing Framework Agreement	RMB290 million (equivalent to HKD330 million)	RMB510 million (equivalent to HKD570 million)	RMB510 million (equivalent to HKD570 million)

IT Services Framework Agreement	RMB230 million (equivalent to HKD260 million)	RMB490 million (equivalent to HKD550 million)	RMB850 million (equivalent to HKD960 million)

Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB80 million (equivalent to HKD90 million)	Amount payable by the Group: N/A	Amount payable by the Group: RMB3,300 million (equivalent to HKD3,710 million)

	Amount payable by China Telecommunications Corporation and/or its associates: RMB120 million (equivalent to HKD130 million)	Amount payable by China Telecommunications Corporation and/or its associates: N/A	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,650 million (equivalent to HKD1,850 million)

Community Services Framework Agreement	RMB1,620 million (equivalent to HKD1,820 million)	RMB2,500 million (equivalent to HKD2,810 million)	RMB2,900 million (equivalent to HKD3,260 million)

As far as the Company is aware, none of the Annual Caps for the year ending 31 December 2008 has been exceeded as at the date of this announcement. Each of the Annual Caps for the year ending 31 December 2009 has been determined by reference to the nature of the transactions contemplated under the Agreements, the existing scale and operations of the Company’s business, and the business plan of the Company for the year ending 31 December 2009, taking into account the expansion of the Company’s business scope to include mobile telecommunications business. The consideration under each of the Agreements will be satisfied in cash and no payment will be made on a deferred basis. The Board (including the independent non-executive directors of the Company) is of the view that the Agreements have been entered into in the ordinary and usual course of business of the Group, that they are (i) on normal commercial terms; or (ii) should there be no comparable terms, on such terms which shall be no less favorable than that provided to Independent Third Parties or (if applicable) that provided by Independent Third Parties, that they have been implemented in accordance with the terms contained therein, and that they, as well as the annual caps for the year ending 31 December 2009, are fair and reasonable and are in the interests of the Company’s shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

As each of the percentage ratios (other than the profits ratio) of each of the transactions contemplated under the Agreements is, on an annual basis, above 0.1% but less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Agreements, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules. Details of the Agreements will be disclosed in the Company’s next published annual report and accounts, as required under Rule 14A.46 of the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreements”	the Centralized Services Agreement, the Property Leasing Framework Agreement, the IT Services Framework Agreement, the Supplies Procurement Services Framework Agreement and the Community Services Framework Agreement

“Announcement”	the announcement dated 26 December 2007 issued by the Company in relation to, among others, renewal of certain continuing connected transactions of the Company

“Board”	as of the date of this announcement, the board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of The Stock Exchange of Hong Kong Limited, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information services business

“connected person”	as defined under Hong Kong Listing Rules

“Group”	the Company, together with all of its subsidiaries

“HKD”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this announcement are translated from Renminbi at HK$1.00 = RMB0.89. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 15 December 2008